COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

05005513

SEC MAIL PROCESSING RECEIVED FEB 03 2005 WASH, D.C. 213 SECTION

February 1, 2005

Office of Internationa. Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language original versions or translations of certain press releases that are already published on Commerzbank's website, and which may be of interest to Commerzbank shareholders. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

Press release

For the business editor

May 4, 2004

As the following press release was not simultaneously published in English, we present a summary of the main points of the German text here, followed by the complete German original text:

The central staff council and the board of managing directors of Commerzbank have reached agreement on a new company pension scheme. For the bank' s roughly 24,000 employees in Germany, a contribution-based system will replace the three separate existing schemes as of January 1, 2005.

In a three-module plan, already acquired rights to future pension payments will be secured and transformed into an initial component or module, to be complemented by dynamic elements in the case of the existing final-salary-related systems. Every year as from 2005, employees will then be credited with pension modules, calculated on the basis of their pensionable income. More flexibility is also being introduced as regards pension payments, which may either be capitalized or paid in instalments.

The original German text:

Commerzbank: Gesamtbetriebsrat und Vorstand verabschieden neue Betriebsvereinbarung zur Betriebsrente – Gemeinsame Erklärung

Gesamtbetriebsrat und Vorstand der Commerzbank haben am heutigen Dienstag die neue Betriebsvereinbarung zur betrieblichen Altersversorgung, den „Commerzbank Bausteinplan zur betrieblichen Altersvorsorge", verabschiedet und damit die am 13. Februar 2004 beschlossenen Eckpunkte in vollem Umfang umgesetzt. Für die etwa 24.000 inländischen Mitarbeiter ersetzt nun zum 1. Januar 2005 ein beitragsorientiertes System die bisherigen drei Versorgungssysteme.

Verantwortlich: Commerzbank AG
Zentraler Stab Kommunikation - Presse
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
E-Mail: pressestelle@commerzbank.com
Internet: http://www.commerzbank.de

„In fairen, konstruktiven und zügigen Verhandlungen haben wir ein gutes Ergebnis erreicht und eine für die Bank und ihre Mitarbeiter tragfähige Lösung für die Zukunft ausgearbeitet. Mit der neuen Betriebsvereinbarung gewinnen wir die von uns angestrebte wirtschaftliche Angemessenheit, bessere Kalkulierbarkeit und Transparenz", erklärte Klaus-Peter Müller, Sprecher des Vorstands.

„Der Gesamtbetriebsrat ist zufrieden mit dem Ergebnis. Die bankfinanzierte Betriebsrente bleibt als wichtige Säule der Altersvorsorge für unsere Kolleginnen und Kollegen erhalten", so Uwe Tschäge, Vorsitzender des Gesamtbetriebsrates. Die bisher erworbenen Anwartschaften der Mitarbeiter werden in das neue System überführt.

Personalvorstand Andreas de Maizière erklärte: „Mit der Umstellung auf ein beitragsorientiertes System haben wir einen wichtigen Schritt getan, unsere betriebliche Altersversorgung zu modernisieren und generationengerecht zu gestalten. Überdies vermeiden wir so für unser Unternehmen erhebliche, schwer kalkulierbare Risiken bei den endgehaltsabhängigen Altsystemen."

Grundzüge der neuen Betriebsvereinbarung

Der „Commerzbank Bausteinplan zur betrieblichen Altersvorsorge" besteht aus einem beitragsorientierten Rentensystem, das drei Bausteine umfasst: Die bisher erworbenen Anwartschaften werden durch einen Initialbaustein gesichert, der bei den endgehaltsabhängigen Altsystemen durch Dynamikbausteine ergänzt wird. Darauf aufbauend erhalten die Mitarbeiter ab 2005 jährliche Versorgungsbausteine, die anhand des beitragsfähigen Einkommens berechnet werden.

Über die Beitragsorientierung und die Kombination aus mehreren Bausteinen ist die zukünftige Rentenleistung für Bank und Mitarbeiter nachvollziehbar. Zudem bietet die Bank den Mitarbeitern mit Verrentung, Verratung und Kapitalisierung erweiterte Möglichkeiten für die Auszahlung der Versorgungsleistungen.

Bei der Strukturierung der neuen Betriebsvereinbarung wurde besonderer Wert auf die Absicherung individueller Härten gelegt. Neben Altersruhegeld und Ruhegeld bei Erwerbsminderung wurde eine verbesserte Hinterbliebenenversorgung erreicht. Am Bankenversicherungsverein (BVV), der zweiten Säule der betrieblichen Altersversorgung in der Commerzbank, wird unverändert festgehalten.

Press release

For the business editor

April 14, 2004

As the following press release was not simultaneously published in English, we present a summary of the main points of the German text here, followed by the complete German original text:

In the 2003 financial year, Commerzbank International S.A., Luxembourg (CISAL), a wholly-owned subsidiary of Commerzbank AG, increased its operating profit by 35% to 78.8m euros. The entire distributable profit of 65m euros is to be allocated to reserves. CISAL' s equity will then amount to 1,155m euros.

The improved result was due to a sharp rise in interest income, a stronger trading profit and higher commission income. Thanks to a cautious risk policy, major loan losses were avoided in 2003 as well. Adequate provision was made for all recognizable risks. Operating expenses were cut by more than 10% to 42.2m euros.

Total assets were down by almost a quarter to 8.7bn euros at end-2003, 1.2bn euros of the decline being the result of disposals of equity holdings and the closure of the bank' s Irish subsidiary. Money-market dealing was also reduced by 1.2bn euros.

For 2004, CISAL' s management is cautiously optimistic. The main focus will lie on steadily expanding private-client business. At the same time, some repositioning is planned in its custody-service business.

The original German text:

Commerzbank Luxemburg (CISAL) steigert operatives Ergebnis um 35%

Die Commerzbank International S.A., Luxemburg, mittelbar eine hundertprozentige Tochtergesellschaft der Commerzbank AG, konnte im Geschäftsjahr 2003 ihr operatives Ergebnis kräftig um 35% auf 78,8 Mio Euro (2002: 58,3 Mio Euro) steigern. Der Ordentlichen Hauptversammlung wird vorgeschlagen, den gesamten Bilanzgewinn in Höhe von 65 Mio Euro den Rück lagen zuzuführ en. Das Eigenkapital wird dann 1.155 Mio Euro betragen.

Zu dem Ergebnissprung haben sowohl stark steigende Zinserträge als auch ein deutlich besseres Handels- sowie ein höheres Provisionsergebnis im Privatkunden- und im Depotbankgeschäft beigetragen. Auf der anderen Seite blieb das Institut im Kreditgeschäft dank einer anhaltend vorsichtigen Risikopolitik auch im vergangenen Jahr

Verantwortlich: Commerzbank Aktiengesellschaft
Zentraler Stab Kommunikation - Presse -
60261 Frankfurt am Main
Tel. (069) 136 - 22830
Fax (069) 136 - 22008
E-Mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.de

von größeren Ausfällen verschont. Für alle erkennbaren Risiken wurde angemessene Vorsorge getroffen. Der Verwaltungsaufwand konnte 2003 um mehr als 10% auf 42,2 Mio Euro gesenkt werden. Im Durchschnitt beschäftigte die Bank 255 Mitarbeiter (Vorjahr: 276).

Die Bilanzsumme wurde zum Jahresende 2003 weiter deutlich um fast ein Viertel auf nunmehr 8,7 Mrd Euro zurückgeführt. Vom Rückgang entfielen 1,2 Mrd Euro auf Beteiligungsverkäufe und die Schließung der Tochtergesellschaft in Irland. Darüber hinaus wurde das Geldhandelsvolumen um ebenfalls 1,2 Euro Mrd reduziert. Im Rahmen der Gesamtbankstrategie hat die CISAL im letzten Jahr alle von ihr noch gehaltenen wesentlichen Beteiligungen zu Marktpreisen verkauft. Das für diese Beteiligungen vorgehaltene Kapital wurde an die Muttergesellschaft zurückgeführt.

Für das laufende Geschäftsjahr 2004 zeigt sich die Geschäftsleitung der CISAL verhalten optimistisch. Hauptaufgabe ist nach den Worten von Adrien Ney, in der Geschäftsleitung für private Kunden zuständig, der kontinuierliche Ausbau des Privatkundengeschäfts, das Mitte des Jahres mit einer neuen DV-Anwendung ausgestattet wird. Das Private Banking der CISAL hat im Spezialreport 2004 „Die Elite der Vermögensverwalter" der Welt am Sonntag und im Fuchs-Report über die „Top-Adressen für Ihr Geld" hervorragend abgeschnitten. Ferner soll das Depotbankgeschäft neu positioniert werden.

Ende November 2003 hat die CISAL nach dreijähriger Bauzeit ihr neues Domizil auf dem Kirchberg in Luxemburg bezogen. Dieses Gebäude beherbergt auch die übrigen Tochtergesellschaften der Commerzbank AG in Luxemburg, und zwar die ADIG Investment Luxemburg S.A. (ALSA) sowie die Erste Europäische Pfandbrief- und Kommunalkreditbank AG (EEPK).

Press Release

For the business editor

February 25, 2004

Commerzbank acquires retail branches of SchmidtBank
- **Strengthens its regional presence**
- **10 percent growth in retail customers**

Commerzbank has agreed with SchmidtBank to take over the latter' s retail branches. This will permit Commerzbank to strengthen its core business with both retail and corporate banking customers as well as to secure many jobs in the region. The agreement means Commerzbank acquires 70 branches and 29 self-service centers of SchmidtBank in Bavaria, Thuringia and Saxony.

In domestic retail banking, it will add about 360,000 customers for a total of 4.3 million. In addition, it will acquire about 4,000 corporate clients from SchmidtBank. The purchase means Commerzbank will take over the more than 550 staff working in SchmidtBank branches.

"Com merzbank wants to expand its profitable retail and corporate core business. The purchase of the branch network of SchmidtBank is an important step in this direction and strengthens our regional market presence," said Klaus-Peter Müller , chairman of Commerzbank's board of managing directors.

The Commerzbank board also stated that it plans a long-term investment in the region. The branch network of SchmidtBank is a good addition to the existing Commerzbank network, since there is very little overlap. The customers of SchmidtBank will have complete access to the advice and product palette of Commerzbank. At the same time they will still have contact with the existing banking advisors in the branches.

Integrating the branches into its network will produce additional earnings for the Bank. The expansion of its customer base will contribute to better capacity utilization of Commerzbank' s existing retail banking network, which in turn will generate extra earnings. The Bank expects the new activities to be profitable by next year.

The purchase price for the branch network of SchmidtBank is a middle two-digit million euros figure. Up to this level, cover for unforeseen credit risks has been agreed. The purchase is expected to be completed by the beginning of April.

Notice for the Media:
At a press conference on Wednesday, Feb. 25th, starting at 15:30 in the foyer of the SchmidtBank headquarters, representatives from both banks will comment on the purchase agreement. Address: SchmidtBank, Ernst-Reuter-Str. 119, 95030 Hof.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Press release

For the business editor

April 29, 2004

Commerzbank sells its stake in Spain' s SCH

Over the past few weeks, Commerzbank has sold its interest of originally 1.9% (90.6 million shares) in the major Spanish bank SCH via the market. The shareholding dates back to 1991 and was increased in 2000.

This disposal is a further realization of Commerzbank's announced intention to systematically sell off its non-strategic investments.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com